Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces News Release Clarification

Vancouver, BC – March 5, 2012: Further to its news release of earlier today, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces a clarification to its Convertible Loan Agreement (the “Loan Agreement”) and a Forward Silver Purchase Agreement (the “Silver Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”).

As mentioned, the combined facilities will be used to (i) complete the expansion of Petaquilla’s Molejon gold plant (e.g. the addition of a fourth ball mill, two leach tanks, two CIP tanks, and mining and crushing equipment); (ii) fully redeem the outstanding balance of the Company’s Notes and Convertible Notes; and (iii) fund drilling, development and construction costs of the Company’s concessions in Spain and Portugal.

The original news release stated the CAD$6,000,000 Loan Agreement and US$11.3 million Silver Agreement, together with the gold prepayment agreement signed with Deutsche Bank in 2010, will be secured by all of the assets of the Company and its subsidiaries. It should be noted that Iberian Resources Corp. (“Iberian”), the Company’s subsidiary holding concessions in Spain and Portugal, benefits from a collateral release clause under the agreements. The effect of the release clause is to discharge Iberian as a guarantor and from all obligations upon its repayment of CAD$4,577,750 to Petaquilla, its parent company, of the Loan Agreement and Silver Agreement proceeds that are being provided to Iberian.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063

Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.